UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 000-50305

ENTOURAGE MINING LTD.
(Translation of registrant's name into English)

c/o: McMillan LLP
Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117
Vancouver, B.C. Canada V6E 4N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SUBMITTED HEREWITH

Exhibits

	99.1	Interim Financial Statements for the period ended September 30, 2013

	99.2	Management Discussion and Analysis for the period ended September 30, 2013

	99.3	Certification - CEO

	99.4	Certification - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entourage Mining Ltd.
(Registrant)

Date: November 21, 2013	By:	/s/ "Paul Shatzko"
Paul Shatzko
	Title:	Chairman